The Verona Firm, PLLC

Brett Alan Verona, Esq.	TEL (813) 258-0852
Post Office Box 18191	FAX (813) 464-7757
Tampa, FL 33679	Brett@TheVeronaFirm.com

January 27, 2023

Claire DeLabar

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Re: TELCO CUBA, INC

Amendment No. 6 to Offering Statement on Form 1-A

Filed January 9, 2023

File No. 024-11611

Ms. DeLabar:

Pursuant to the correspondence dated January 24, 2023, below please find our responses to your original comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1. We note that you included revenue and operating profit for the fiscal year ended November 30, 2022. Please revise to present the periods in the same order as other financial information throughout the filing (i.e. current period on the left and prior periods to the right). Also, expand the disclosure to state that the year-end financial statements are not yet available. If the year-end financial statements are available prior to filing your next amended filing, please include the updated financial statements.

The filing has been revised accordingly.

2. We note that you allocated operating expenses previously included in general and administrative expenses for the nine-month period ended August 31, 2022. Please revise the comparative 2021 and 2020 nine-month periods to allocate expenses to cost of sales from general and administrative expenses in a similar manner

The filing has been revised accordingly.

3. Please revise the center column for the year ended 11/30/2019 to agree with the amounts presented on the Condensed Consolidated Statement of Operations on page F-20 for the year ended November 30, 2019 or tell us and disclose the reason for any differences.

The filing has been revised accordingly.

Kind regards.

/s/ Brett Verona

Brett Verona